UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Yintech Investment Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.000011

(Title of Class of Securities)

98585M1082

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter  disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Some of the holdings reported herein are in the form of ADS, which may be exchanged for ordinary shares of the Issuer, par value $0.00001 (“Ordinary Shares”) at a 1:20 ratio.

2 The CUSIP Number listed throughout this filing is the CUSIP assigned to the ADS of the Issuer.

CUSIP No. 98585M108		13G

1.	Names of Reporting Persons Wenbin Chen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong Special Administrative Region of the People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 405,166,740 Ordinary Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 405,166,740 Ordinary Shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 405,166,740 Ordinary Shares[3]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 28.4%[4]

12.	Type of Reporting Person (See Instructions) IN

3 Based on (1) 400,000,000 Ordinary Shares owned by Coreworth Investments Limited as of December 31, 2019, and (2) 258,337 ADSs Wenbin Chen may purchase upon exercise of share options within 60 days after December 31, 2019, which are equivalent to 5,166,740 Ordinary Shares of the Issuer. Wenbin Chen has not exercised any of the rights associated with the aforementioned share options. Wenbin Chen is the sole shareholder of Coreworth Investments Limited and thus has the sole voting and dispositive power over the Ordinary Shares held by Coreworth Investments Limited.

4 This percentage is calculated based on 1,427,931,000 Ordinary Shares outstanding as of September 30, 2019.

CUSIP No. 98585M108		13G

1.	Names of Reporting Persons Coreworth Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 400,000,000 Ordinary Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 400,000,000 Ordinary Shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000,000 Ordinary Shares[5]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 28.0%[6]

12.	Type of Reporting Person (See Instructions) CO

5 Based on 400,000,000 Ordinary Shares owned by Coreworth Investments Limited as of December 31, 2019. Wenbin Chen is the sole shareholder of Coreworth Investments Limited and thus has the sole voting and dispositive power over the Ordinary Shares held by Coreworth Investments Limited.

6 This percentage is calculated based on 1,427,931,000 Ordinary Shares outstanding as of September 30, 2019.

Item 1.
	(a)	Name of Issuer: Yintech Investment Holdings Limited (the “Issuer”)
	(b)	Address of the Issuer’s Principal Executive Offices: 3rd Floor, Lujiazui Investment Tower, 360 Pudian Road, Pudong New Area, Shanghai, 200122, The People’s Republic of China

Item 2.
	(a)	Name of Person Filing: Wenbin Chen Coreworth Investments Limited
(b)

Address of Principal Business Office:
Wenbin Chen:
3rd Floor, Lujiazui Investment Tower, 360 Pudian Road, Pudong New Area, Shanghai, 200122, The People’s Republic of China

Coreworth Investments Limited
P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

(c)

Citizenship:
Wenbin Chen is a citizen of Hong Kong Special Administrative Region of the People’s Republic of China
Coreworth Investments Limited is organized under the laws of the British Virgin Islands

	(d)	Title of Class of Securities: Ordinary Shares, par value US$0.00001
	(e)	CUSIP Number: 98585M108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The following information with respect to the ownership of the Ordinary Shares of the Issuer by each of the Reporting Persons is provided as of December 31, 2019. The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on a total of 1,427,931,000 Ordinary Shares of the Issuer outstanding as of September 30, 2019.

Coreworth Investments Limited, a company incorporated under the laws of the British Virgin Islands, holds 400,000,000 Ordinary Shares. Wenbin Chen is the sole shareholder of Coreworth Investments Limited and thus has the sole voting and dispositive power over the Ordinary Shares held by Coreworth Investments Limited. In addition, Wenbin Chen may purchase 258,337 ADSs upon exercise of share options within 60 days after December 31, 2019, which are equivalent to 5,166,740 Ordinary Shares of the Issuer. Wenbin Chen has not exercised any of the rights associated with the aforementioned share options. Wenbin Chen does not directly own any Ordinary Shares of the Issuer as of December 31, 2019, and except as disclosed herein, does not have any right to acquire Ordinary Shares within 60 days after December 31, 2019, including through exercise of any option, warrant or right.

(b) Percent of class: See Row 11 of the cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of the cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2020

WENBIN CHEN

	By:	/s/ Wenbin Chen
Name: Wenbin Chen

COREWORTH INVESTMENTS LIMITED

	By:	/s/ Wenbin Chen
		Name:	Wenbin Chen
		Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
Exhibit A	Joint Filing Agreement, dated February 10, 2020 by and among Wenbin Chen and Coreworth Investments Limited